Form 11-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the fiscal year ended December 31, 2001

Commission File Number 1-5828

DYNAMET INCORPORATED DEFINED CONTRIBUTION PLAN
(Full Title of the Plan)

CARPENTER TECHNOLOGY CORPORATION
(Name of issuer of the securities held
Pursuant to the plan)

1047 North Park Road
Wyomissing, PA 19610-1339
(Address of principal executive
Office of the issuer)

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, Carpenter Technology Corporation has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

DYNAMET INCORPORATED DEFINED CONTRIBUTION PLAN (Name of Plan)

Date June 20, 2002	By	/s/ Terrence E. Geremski Terrence E. Geremski Senior Vice President - Finance and Chief Financial Officer

Financial Statements and Exhibits

(a)     Financial Statements

    The financial statements filed as part of this report are listed in the
    Index to Financial Statements included herein.

(b)     Exhibits

(1)    Consent of Independent Accountants

DYNAMET INCORPORATED DEFINED CONTRIBUTION PLAN
INDEX TO FINANCIAL STATEMENTS

FORM 11-K ANNUAL REPORT

                                                                                                                              Form 11-K
                                                                                                                                  Pages

Report of Independent Accountants                                                                               5

Financial Statements:

       Statements of Net Assets Available for Plan Benefits
       December 31, 2001and 2000

       Common/Collective trusts with PNC Bank:

Investment Contract Fund
Aggressive Profile Fund

       Mutual Funds with PNC Bank:
                    Balanced Fund
                    Index Equity Fun
                    Large Cap Growth Equity Fund
                    Intermediate Government Fund
                    International Equity Fund
                    Small Cap Value Equity Fund

                    Carpenter Technology Common Stock Fund
                    Participant Loan Fund                                                                                 6

       Statements of Changes in Net Assets Available for Plan Benefits
       for the years ended December 31, 2001and 2000:

       Common/Collective trusts with PNC Bank:

                    Investment Contract Fund
                    Aggressive Profile Fund

       Mutual Funds with PNC Bank:

                    Balanced Fund
                    Index Equity Fund
                    Large Cap Growth Equity Fund
                    Intermediate Government Fund
                    International Equity Fund
                    Small Cap Value Equity Fund

                    Carpenter Technology Common Stock Fund
                    Participant Loan Fund                                                                                 7

       Notes to Financial Statements                                                                              8-11

Supplemental Schedules *:

        Assets Held For Investment Purposes as of December 31, 2001                        12

* Other schedules required by 29 CFR 2520.103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted as they are not applicable.

Report of Independent Accountants

To the Participants and Administrator of the

Dynamet Incorporated Defined Contribution Plan

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the Dynamet Incorporated Defined Contribution Plan (the "Plan") at December 31, 2001 and 2000, and the related changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2001. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits of these statements. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, the financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles in the United States of America.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and changes in net assets available for benefits for the year ended December 31, 2001, on the basis of accounting described in Note 2.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) (modified cash basis) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP
Pittsburgh, PA
May 31, 2002

Dynamet Incorporate
Defined Contribution Plan
Statements of Net Assets Available for Benefits
December 31, 2001 and 2000

(in thousands of dollars)
	2001	2000

Investments, at estimated fair value:
Common/collective trusts with PNC Bank:
Investment Contract Fund	$ 1,786	$ 1,625
Aggressive Profile Fund	472	667

	2,258	2,292

Investments, at quoted market value:
Mutual funds with PNC Bank:
Balanced Fund*	-	4,268
Index Equity Fund*	-	4,205
Large Cap Growth Equity Fund*	-	3,062
Intermediate Government Bond Fund	7	432
International Equity Fund	-	303
Small Cap Value Equity Fund	-	460
BlackRock Balanced Fund*	3,845	-
BlackRock Large Cap Growth Equity Fund*	2,231	-
BlackRock Index Equity Fund*	3,754	-
BlackRock International Equity Fund	260	-
BlackRock Small Cap Value Equity Fund*	688	-
BlackRock Intermediate Government Bond Fund*	726	-

	11,511	12,730

Carpenter Technology Common Stock Fund	278	292
Participant Loan Fund	207	232

	11,996	13,254

Net assets available for benefits	$ 14,254	$ 15,546

* Individual investments that represent 5% or more of the net assets available for benefits.

Dynamet Incorporated
Defined Contribution Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2001

      (in thousands of dollars)

Additions:
Investment income:
Interest and dividends	$ 232
Less - investment expenses	(13)

219

Contributions:
Participants	466
Employer	774

1,240

Total additions	1,459

Deductions:
Net depreciation in the value of investments at estimated fair value	2,273
Net depreciation in the value of investments at quoted market value	139
Benefits paid to participants	339

Total deductions	2,751

Net decrease	(1,292)

Net assets available for benefits:
Beginning of year	15,546

End of year	$ 14,254

The accompanying notes are an integral part of these financial statements.

  Dynamet Incorporated
Defined Contribution Plan

Notes to Financial Statements

   1.    Description of the Plan

  The following brief description of the Dynamet Incorporated Defined Contribution Plan (the Plan) is provided for general information purposes only. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

  The plan administrator is Dynamet Incorporated (Dynamet). The Trustee and Plan Custodian is PNC Bank.

  General

  The Plan is a defined contribution plan covering salaried and, effective January 1999, non-union hourly employees of Dynamet, not covered by a collective bargaining agreement. In February 1997, Dynamet became a wholly-owned subsidiary of Carpenter Technology Corporation (CTC).

  Effective July 1, 2001, certain domestic Dynamet employees became employees of Carpenter Power Products (CPP), a wholly-owned subsidiary of CTC. These employees remained participants in the Plan. All domestic CPP employees not covered by a collective bargaining agreement may become participants in the Plan upon completion of the eligibility requirements of the Plan.

  All full-time and part-time employees not participating in another Dynamet pension plan are eligible to participate upon the completion of one year of credited service as defined in the Plan Agreement and upon attainment of age 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

  Contributions

  The Plan permits participants to contribute up to 15% of their pre-tax annual compensation, subject to IRS limitation. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Dynamet will contribute an amount equal to 6% of participants’ eligible compensation and will match participant contributions up to the first 4%.

  Participant Accounts

  Effective July 1, 1998, each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and, (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

  Vesting

  Prior to July 1, 1998, participants vested 20% after 3 years, 40% after 4 years, 60% after 5 years, 80% after 6 years, and 100% after 7 years. Participants also became 100% vested upon total and permanent disability or death. Effective July 1, 1998, participants fully vest immediately, and all active participants as of that date became fully vested.

  Investment Options

  Upon enrollment in the Plan, a participant may direct contributions in 1% increments in any of nine investment options. As a result of the share class change implemented by PNC, effective November 2001, any monies invested in the previously offered BlackRock "service class" funds were automatically moved to their respective BlackRock "investor A class" replacement funds.

  Available investment options are as follows:

  Carpenter Technology Corporation Common Stock Fund
  PNC Bank managed mutual fund accounts:

  BlackRock Balanced Fund
  BlackRock Index Equity Fund
  BlackRock Large Cap Growth Equity Fund
  BlackRock International Equity Fund
  BlackRock Intermediate Government Bond Fund
  BlackRock Small Cap Value Equity Fund
  PNC Bank Investment Contract Fund
  PNC Bank Aggressive Profile Fund

  Participants may change their investment options daily.

  Participant Loan Fund

  Participants may borrow from their account a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer (from) to the investment fund(s) (to) from the Participant Loan Fund. Loan terms are generally 60 months; however, participants may repay their entire balance at any time. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate based on the prime rate plus 1% at the time the loans are made. Principal and interest are paid ratably through payroll deductions.

  Payment of Benefits

  Participants or their beneficiaries are entitled to benefits in the form of an annuity or lump-sum distribution, equal to the vested amount in their accounts upon retirement, total and permanent disability, death, or termination of service.

  Forfeited Accounts

  At December 31, 2001, forfeited nonvested accounts totaled $32,766 as a result of non-vested participants terminated prior to July 1, 1998. These accounts will be allocated, in accordance with the Plan, to active participants accounts on an annual basis after the non-vested participant has been terminated for a five year period. During 2001, $45,427 of forfeitures were reallocated to participants’ accounts.

   2.    Summary of Accounting Policies

  Basis of Accounting

  The accompanying financial statements are prepared on the modified cash basis of accounting; consequently, investment income and contributions and the related assets are recorded when received rather than when earned, and investment expenses are recorded when paid.

  Use of Estimates

  The preparation of financial statements in conformity with the basis of accounting described herein requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

  Risks and Uncertainties

  Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

  Investment Valuation

  Investments in common/collective trusts are valued at estimated fair value as reported to the Plan by the Plan Custodian. Investments in mutual funds and the common stock of Carpenter Technology Corporation are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Purchases and sales of investments are reflected on a trade-date basis. Gain or loss on sales of investments is based on average cost.

  Payments of Benefits

  Benefits are recorded when paid.

  Expenses

  Administrative expenses are paid by the Plan.

   3.    Related-Party Transactions

Certain Plan investments are shares of mutual funds issued BlackRock, a subsidiary of PNC Bank. PNC Bank is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for investment management services amounted to $12,776 for the year ended December 31, 2001.

Shares of CTC common stock were purchased and sold through the open market during 2001.

   4.    Tax Status

The Internal Revenue Service has determined and informed Dynamet by letter dated December 20, 1999, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

   5.    Plan Termination

Although it has not expressed any intent to do so, Dynamet has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, funds will be distributed in accordance with the Plan’s provisions.

Dynamet Incorporated
Defined Contribution Plan
Schedule of Assets (Held at End of Year)
December 31, 2001
	Issuer	Description	Shares or Units	Cost	Fair Value

*	PNC Bank	Investment Contract Fund	753,510	$ 1,403,346	$ 1,786,044

*	PNC Bank	Aggressive Profile Fund	25,843	554,325	472,082

*	BlackRock	Balanced Fund - Class A	273,649	3,893,435	3,844,770

*	BlackRock	Index Equity Fund - Class A	170,575	3,727,048	3,754,354

*	BlackRock	Large Cap Growth Equity Fund - Class A	220,638	2,250,490	2,230,646

*	BlackRock	Intermediate Government Bond Fund - Class A	69,728	729,288	725,869

*	BlackRock	International Equity Fund - Class A	30,567	259,102	259,530

*	BlackRock	Small Cap Value Equity Fund - Class A	44,182	659,065	688,355

*	PNC Bank	Intermediate Government Bond
		Fund	697	6,526	7,230

*	PNC Bank	Balanced Fund	-	80	-

*	PNC Bank	Large Cap Growth Equity Fund	-	386	-

*	PNC Bank	International Equity Fund	-	81	-

*	PNC Bank	Small Cap Value & Equity Fund	-	181	-

*	PNC Bank	Index Equity Fund	-	185	-

*	Carpenter Technology Corporation	Carpenter Technology Common Stock Fund	44,250	286,584	278,322

	Participant Loans	Interest Rate 1% over prime with rates ranging from 6.5% to 10.5%; no loans due past 9/22/2006	-	-	206,476

	Total investments			$ 13,770,122	$14,253,678

*Designates party-in-interest transactions.

CONSENT OF INDEPENDENT ACCOUNTANTS

       We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-55669) of Carpenter Technology Corporation of our report dated
May 31, 2002 relating to the financial statements of the Dynamet Incorporated
Defined Contribution Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP
Pittsburgh, Pennsylvania
Dated: June 20, 2002